FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA Announces Unaudited

Second Quarter 2014 Results

July 28, 2014, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced today its unaudited results for the second quarter of 2014, which have been prepared in accordance with International Financial Reporting Standards.

The results of the second quarter of 2013 have been restated in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations,” as a result of the strategic partnership for social infrastructure projects announced on January 22, 2014 between ICA and CGL.

Summary for the Second Quarter

The results of the second quarter of 2014 show a significant increase in revenues, principally as the result of growth in the Construction segment. This growth includes the recent acquisition of the Facchina Construction Group in the United States as well as the execution of existing contracts. The Concessions segment continues to strengthen its operational indicators, while Airports segment continued to contribute to growth.

During the first six months of 2014, ICA delivered sustained growth in the three principal business segments. Consolidated revenues grew 21%, while Adjusted EBITDA increased 26% to Ps. 3,126 million, with an Adjusted EBITDA margin of 18.3%, in line with the Company’s outlook for the full year. Construction showed a significant rebound in both revenues and Adjusted EBITDA margin. The Concessions segment reflected the growth of the operating concessioned projects. The Airports segment delivered continued growth in both aeronautical and non-aeronautical revenues. ICA’s share in the net income of non-consolidated affiliates and joint ventures reflected good operating performance.

ICA placed US$ 700 million in senior notes due 2024. The proceeds were used to prepay US$ 200 million in notes due 2017 and pay short-term Construction segment debt, improving significantly the Company’s debt maturity profile.

ICA’s portfolio of assets and investments in affiliates delivered a solid performance in the first half of 2014, in accordance with the Company’s strategy to strengthen this portfolio.

ICA 2Q14 Results	www.ica.com.mx	1/24

·	Revenues in 2Q14 increased 16% to Ps. 9,063 million from Ps. 7,837 million. Construction segment revenues increased 22%, as a result of the acquisition of FCG and the execution of existing projects. Concessions revenue decreased because of the timing of the recognition of Rio de los Remedios revenues in the first half of 2013. Airports segment revenues grew 7%.

·	Adjusted EBITDA decreased 14% to Ps. 1,574 million in 2Q14, principally because of the Ps. 498 million gain on sale of the RCO tollroads in the prior year period. The Adjusted EBITDA margin was 17.1%.

·	Construction backlog was Ps. 28,530 million as of June 30, 2014, 7% below the level as of December 31, 2013, as the result of execution of existing contracts. In addition, ICA has long-term mining and other services contracts of Ps. 5,202 million, while backlog of non-consolidated subsidiaries and joint ventures rose 137% to Ps. 25,722 million.

·	Comprehensive financing cost decreased 37% to Ps. 1,392 million in 2Q14. This was principally the result of an exchange gain of Ps. 119 million as compared to an exchange loss of Ps. 1,255 million in 2Q13. A part of the increase in interest expense includes the costs of issuance of the senior notes due 2024 and the prepayment premium for the notes due 2017.

·	Consolidated net income was Ps. 22 million in 2Q14, as compared to a loss in the prior year period. The improvement reflected principally the reduction in comprehensive financing cost and the positive performance of affiliated companies and joint ventures.

·	The consolidated net income of the controlling interest was Ps. 0.25 per share or US$ 0.08 per ADS.

·	The traffic volumes for the concessioned highways and airports rose 36% and 12%, respectively.

·	In 2Q14, the Construction segment contributed 77% of consolidated revenues and 40% of Adjusted EBITDA; Concessions contributed 13% of revenues and 33% of Adjusted EBITDA; and Airports contributed 10% of revenues and 27% of Adjusted EBITDA.

·	As of June 30, 2014, Concessions participated in 17 projects: 10 highways, four water projects, two social infrastructure projects, and a port. Of these, eight are in operation, and nine are in the construction phase.

ICA 2Q14 Results	www.ica.com.mx	2/24

Construction

·	Results include the acquisition of Facchina Construction Group (FCG), which was completed in 2Q14. FCG generated Ps. 830 million in revenue and Adjusted EBITDA of Ps. 28 million. FCG had net cash of Ps. 446 million as of June 30, 2014.

·	Construction revenues were Ps. 6,737 million in 2Q14, 22% above the level of the prior year period, principally because of the FCG acquisition and the execution of projects underway. FCG contracts, the Mitla-Tehuantepec highway, the Avenida Domingo Díaz, and the Barranca Larga – Ventanilla highway made the largest contributions to revenues. For the first six months of 2014, revenues increased 23%.

·	Operating income for the quarter strengthened to Ps. 529 million. Adjusted EBITDA increased 47% to Ps. 644 million, and the Adjusted EBITDA margin increased to 9.6% in 2Q14 from 8.0% in 2Q13.

·	Civil Construction debt decreased by Ps. 1,963 million from December 31, 2013, to Ps. 6,444 million as of June 30, 2014, which represents a reduction of 23%.

ICA 2Q14 Results	www.ica.com.mx	3/24

Construction Backlog

•	Construction backlog was Ps. 28,530 million as of June 30, 2014, equivalent to 16 months work at the average rate for the 2014.

•	Projects outside of Mexico were 18% of backlog.

Contracted Mining and Other Services

•	As of June 30, 2014, ICA also had Ps. 5,202 million in long-term mining and other services contracts, principally in San Martín Contratistas Generales.

ICA 2Q14 Results	www.ica.com.mx	4/24

Concessions

·	Concessions revenues decreased 17% as compared to 2Q13, principally as a result of the timing of revenue recognition for the Rio de los Remedios tollroad in the prior year period. For the first six months of 2014, revenues increased 16%.

•	Average Daily Traffic Volumes (ADTV) on consolidated highways increased 36% in 2Q14, principally because of increased traffic on the Rio Verde-Ciudad Valles (+48%) and Rio de Los Remedios-Ecatepec (+49%) highways. The Acapulco Tunnel and Mayab tollroads also generated traffic increases. The reported traffic reflects the ramp-up period in which the highways are currently operating.

•	Adjusted EBITDA decreased 43% to Ps. 537 million, with an Adjusted EBITDA margin of 45.8%.The decreased margin reflects the gain on sale of the RCO tollroads in 2Q13 and the above-mentioned effect from the Rio de los Remedios.

•	Debt was Ps. 14,700 million as of June 30, 2014; 70% of the debt is associated with projects in operation, and the balance with projects under construction. The segment’s cash balances were Ps. 1,923 million as of June 30, 2014.
ICA 2Q14 Results	www.ica.com.mx	5/24

·

Operating Concessions Information

Traffic Volume (vehicles per day)	2Q13	2Q14	%Chg	6 months 2013	6 months 2014	%Chg
Acapulco Tunnel	7,287	8,795	21	7,624	8,380	10
Mayab Consortium	2,329	2,563	10	2,406	2,524	5
Rio de los Remedios	15,603	23,296	49	12,243	22,618	85
Libramiento La Piedad	3,985	4,810	21	3,949	4,741	20
Río Verde Cd. Valles	1,349	2,002	48	1,342	1,904	42
Total Consolidated	**30,552**	**41,466**	**36**	**27,564**	**40,166**	**46**

Revenues Composition Ps. million	2Q13	2Q14	%Chg	6 months 2013	6 months 2014	%Chg
Acapulco Tunnel	32	42	30	66	84	28
Mayab Consortium	124	132	6	247	259	5
Rio de los Remedios	1	12	--	3	21	--
La Piedad Bypass	23	28	21	40	56	40
Rio Verde - Ciudad Valle	10	27	163	14	51	255
Total Operating Highways	**190**	**241**	**27**	**370**	**470**	**27**
Operating Service Revenues	138	167	21	316	467	48
Total Operating Revenues	**328**	**408**	**24**	**686**	**937**	**37**
Financial Income	482	425	-12	671	925	38
Construction Revenues and others	595	340	(43)	715	551	-23
Total Revenues	**1,405**	**1,173**	**-17**	**2,072**	**2,413**	**16**

ICA 2Q14 Results	www.ica.com.mx	6/24

Airports

Ps. million	2Q13	2Q14	%Chg	6 months 2013	6 months 2014	%Chg
Total Revenues	**828**	**888**	**7**	**1,616**	**1,727**	**7**
Aeronautical	569	638	12	1,089	1,196	10
Non- Aeronautical	192	210	9	373	417	12
Construction	67	41	(39)	154	115	(25)
Operating Income	313	368	18	618	732	18
Adjusted EBITDA	**371**	**433**	**17**	**735**	**862**	**17**
Operating Margin	37.8%	41.4%		38.3%	42.4%	
Adjusted EBITDA Margin	**44.8%**	**48.8%**		**45.5%**	**49.9%**	

	Dec-13	Jun-14	%Chg
Cash and Cash Equivalents	1,550	4,510	191
Total Debt	3,103	6,213	100

Passenger Traffic (thousands)	2Q13	2Q14	%Chg	Dec-13	Jun-14	%Chg
Total	**3,208**	**3,578**	**12**	**6,238**	**6,814**	**9**
Domestic	2,787	3,128	12	5,285	5,805	10
International	421	450	7	953	1,009	6

•	Airports second quarter results reflect the positive evolution of passenger traffic volumes, and increases in both aeronautical and non-aeronautical revenues.

•	Terminal passenger traffic increased 12% to 3.6 million in 2Q14; domestic traffic increased 12%, and international traffic rose 7%. Fourteen new domestic routes opened in 2Q14, as a result of the combined efforts of the airlines and OMA to develop passenger traffic.

•	Aeronautical revenues rose 12% principally as a result of traffic growth; in the first six months of 2014, growth was 10%.

•	Non-aeronautical revenues increased 9% as a result of commercial and diversification initiatives; the increase in the first six months reached 12%.

•	Adjusted EBITDA increased 17% to Ps. 433 million in 2Q14, with an Adjusted EBITDA margin of 48.8%.

•	OMA issued Ps. 3,000 million in seven-year notes (certificados bursátiles) in the Mexican market during 2Q14, in order to prepay existing securities and finance Master Development Plan investments in the 13 airports and strategic investments.

•	Debt was Ps. 6,213 million, and cash and equivalents were Ps. 4,510 million as of June 30, 2014. The Ps. 1,300 million in OMA notes due 2016 were repaid on July 11, 2014.

The Airports segment includes Grupo Aeroportuario del Centro Norte (known as OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of GACN, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

ICA 2Q14 Results	www.ica.com.mx	7/24

Consolidated Results for the Second Quarter and First Six Months of 2014

•·	Revenues increased 16% to Ps. 9,063 million in 2Q14. In the first six months of 2014, revenues grew 21% To Ps. 17,043 million.

•	Cost of sales increased 19% in 2Q14, as a result of the composition of costs of FCG. In the first six months of 2014, cost of sales grew at the same rate as revenues. Cost of sales includes interest expense on financed projects in Concessions during the construction phase.

•	Selling, general, and administrative expenses decreased 14% to Ps. 637 million in 2Q14. In the first six months of 2014, SG&A decreased 22% as compared to 2Q13. SG&A fell to 7% of revenues from 11% in the prior year period. The decrease reflects cost reduction initiatives implemented in 2013 and the Company’s flexibility in adjusting expenses to a changing revenue mix.

•	Other income was Ps. 10 million in 2Q14. Other income in 2Q13 included the Ps. 498 million gain on sale of the RCO tollroads. For the first six months of the year, other income was Ps. 48 million.

•	Operating income decreased 22% to Ps. 1,161 million in 2Q14, principally because of the RCO gain in the prior year period. For the first six months of 2014, operating income decreased 22% to Ps. 2,242 million, with an operating margin of 13% which represents an increase of 33%, principally because of the selling, general, and administrative expenses reduction.

•	Adjusted EBITDA decreased 14% to Ps. 1,547 million, principally because of the RCO gain in 2Q13. For the first six months of 2014, Adjusted EBITDA rose 26% to Ps. 3,126 million, because of hire income and less general expenses. The Adjusted EBITDA margin was 18.3%.

ICA 2Q14 Results	www.ica.com.mx	8/24

•	Comprehensive financing cost decreased 37% to Ps. 1,392 million in 2Q14, principally because of an exchange gain of Ps. 119 million, as compared to an exchange loss of Ps. 1,255 million in 2Q13. Comprehensive financing cost includes a total of Ps. 584 million for the accelerated amortization of placement expenses on the repurchased notes, the prepayment premium offered to holders, commissions, and the amortization of new issue expenses.

•	Share of earnings of affiliated companies and joint ventures had a strong performance, generating Ps. 97 million in 2Q14 and Ps. 197 million in the first six months of 2014 compare to the 42 million loss during last year’s same period. The annexes to this report include supplementary information on the performance of affiliated companies and joint ventures.

•	Discontinued operations include the after-tax operating results of the social infrastructure projects.

•	Consolidated net income was Ps. 22 million in 2Q14, as compared to a loss in the prior year period. The improvement reflected principally the reduction in comprehensive financing cost and the positive performance of affiliated companies and joint ventures.

•	Net loss of the controlling interest was Ps. 149 million in 2Q14, 70% less than the loss in the prior year period. The loss was Ps. 0.25 per share and US$ 0.08 per ADS.

Investments

•	During 2Q14, ICA investments totaled approximately Ps. 2,192 million. It is important to note that the investments in Concessions and other projects are expected to generate revenues from the operation of the assets upon completion of construction and start of operations.

•	ICA acquired 100% of the ownership interests in FCG, a medium-sized civil construction company in the United States, in 2Q14. The initial payment was US$ 60 million; additional payments of up to US$ 40 million could be paid based upon FCG meeting agreed EBITDA targets over the next five years.

•	ICA participates across the entire cycle of developing infrastructure projects including: formulation, engineering, structuring and financing, construction, operation, and management as part of a portfolio of assets. This is a dynamic process that implies monetizing assets that are in the operating stage, while arranging new projects under development.

ICA 2Q14 Results	www.ica.com.mx	9/24

Debt

•	Capital markets transactions in 2Q14 significantly improved ICA’s debt maturity profile. Since December 31, 2013, short-term debt decreased by Ps. 4,733 million, or 51%.

•	Total debt was Ps. 46,456 million as of June 30, 2014, a 20% increase as compared to 38,572 million as of December 31, 2013. The additional debt was incurred principally to accelerate completion of projects such as the Lázaro Cárdenas port expansion, and to complete concessioned projects including Nuevo Necaxa – Tihuatlán, El Realito, Agua Prieta, and the Mayab extension.

•	Total cash and cash equivalents as of June 30, 2014 was Ps. 7,982 million, an increase of Ps. 2,565 million compared to December 31, 2013. The balance consists of cash and cash equivalents of Ps. 6,132 million and restricted cash of Ps. 1,821 million. Net debt was Ps. 38,476 million as of June 30, 2014.

•	Construction accounted for 14% of total debt, and consisted principally of short-term working capital credit lines.

•	Concessions accounted for 32% of total debt. Such debt consisted principally of structured project finance credit facilities. 70% of concessions debt is from projects in operation, which is expected to be gradually amortized as resources are generated from project operation. The other 30% is from projects in the construction phase.

•	Corporate and other debt represented 41% of total debt, and consisted principally of the three U.S. dollar-denominated notes issued by the parent company. The source of payment for these debts are dividend payments from ICA subsidiaries, fees, and other cash generated by operating companies and paid to the parent.

•	On May 21, 2014, ICA issued US$ 700 million in new senior notes maturing in 2024; the coupon was 8.875%, payable semiannually, with a yield to maturity of 9.2%. Of the proceeds, US$ 200 million was used in a tender offer for the senior notes maturing in 2017. The balance of the new notes was used to pay construction segment short-term debt.

•	Airports accounted for 13% of total debt.

ICA 2Q14 Results	www.ica.com.mx	10/24

•	39% of debt as of June 30, 2014 was bank debt, and 61% was securities debt. Short-term debt represented 11% of the total. 47% of debt was denominated in foreign currency, principally U.S. dollars.

•	ICA’s policy is to contract financing for projects in the same currency as the source of repayment. In addition, the Company uses financial derivatives to reduce exchange and interest rate risks. ICA expects to be active in the capital markets to finance or refinance infrastructure projects that generate value for the Company.

Material and Subsequent Events

•	On July 24, 2014, two subsidiaries in the Concessions segment, ICA San Luis S.A. de C.V. and Libramiento ICA La Piedad S.A. de C.V. placed notes (Certificados Bursátiles) in the Mexican market totaling Ps. 3,800 million, in two series. The series A1 notes for Ps. 2,000 million are denominated in UDIs with a fixed rate of 5.40%, and have a term of 12.6 years. The series A2 notes for Ps. 1,800 million are also denominated in UDIs with a fixed rate of 5.95% and have a term of 22.1 years. Approximately Ps. 3,269.6 million will be used to prepay outstanding project debt, and the balance will be used to establish the payment trusts for each series. The notes have been structured as project financings where the source of repayment is solely project cash flows, without support or guarantees from the parent company. Standard & Poor’s and HR Ratings rated the Series A1 notes “AAA.mx” and the Series A2 notes “AA.mx.”

•	On July 24, 2014, the Agua Prieta water treatment plant, the largest water treatment plant in Mexico, was inaugurated in Zapopan, Jalisco. Construction of the plant began in 2009 under a 20-year services contract in which ICA holds 50%. The plant will serve 3.3 million people in the Guadalajara metropolitan region, and will ensure 100% wastewater treatment in the region once all the complementary sewage works are completed. The total investment was approximately Ps. 3,100 million. Commercial service is expected to begin in 3Q14.

Conference Call Invitation

ICA’s conference call will be held on Tuesday, July 29, at 10:00 am Eastern Time (9:00 am Mexico City time). To participate, please dial toll-free (855) 826-6151 from the U.S. or +1 (559) 549-9841 internationally. The conference ID is 71716570. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://ir.ica.mx. A replay will be available until August 4, 2014 by calling toll-free (855) 859-2056 from the U.S. or +1 (404) 537-3406 internationally, again using conference ID 71716570.

ICA 2Q14 Results	www.ica.com.mx	11/24

Consolidated Financial Statements

ICA 2Q14 Results	www.ica.com.mx	12/24

ICA 2Q14 Results	www.ica.com.mx	13/24

ICA 2Q14 Results	www.ica.com.mx	14/24

ICA 2Q14 Results	www.ica.com.mx	15/24

ICA 2Q14 Results	www.ica.com.mx	16/24

Annexes: Complementary Information

Construction Backlog

ICA 2Q14 Results	www.ica.com.mx	17/24

FCG CONSOLIDATION

Concessions Portfolio

ICA 2Q14 Results	www.ica.com.mx	18/24

Non-Consolidated Affiliates and Joint Ventures

Construction

•	This includes the results of ICA Fluor (ICA’s share 51%), Grupo Rodio Kronsa (50%), and the construction companies for the Nuevo Necaxa-Tihuatlán highway (60%) and the El Realito aqueduct (51%), among others.

Non-Consolidated Backlog

As of June 30, 2014		Amount	Estimated Termination Date	Total Contract	Currency [1]	Project Progress (%)
Civil Construction						
Backlog of Non Consolidated Affiliates	**30%**	**7,617**				
Pipeline Maintenance Colombia		3,455	4Q18	3,488	Colombian Peso	1
Tune Acapulco II		1,678	3Q15	1,938		13
Line 3 Metro Santiago Chile		1,024	2Q16	1,110	USD	8
Rodio Kronsa		758	--	--	EUR	--
Facchina Contracts Construction		443	--	--	USD	--
Atotonilco Water Treatment Plant		259	1Q15	2,404		89
Total Civil Construction		**7,617**				
Backlog of Non Consolidated Affiliates						
Industrial Construction	**70%**	**18,105**				
Los Ramones Sur gas pipeline		9,552	2Q16	9,795	USD	2
Revamp Planta PVC		2,295	4Q15	2,503	MXP/USD	8
DuPont titanium dioxide plant		1,390	2Q16	1,894	0	27
Dos Bocas gas compression system		944	3Q15	1,385	MXP/USD	32
Refinery in Tula		854	1Q15	1,239	USD	31
Other Industrial Construction Projects		3,071				
Total Industrial Construction		**18,105**				
Backlog of Non Consolidated Affiliates and Joint Ventures		**25,722**				

[1] Only projects in foreign currency identified; all other projects in mexican pesos

•	Non-consolidated backlog reached Ps. 25,722 million as of June 30, 2014.

ICA 2Q14 Results	www.ica.com.mx	19/24

•	Non-consolidated construction affiliates reported new contracts and net contract additions of Ps. 9,768 million in 2Q14, including pipeline maintenance pipeline in Colombia, the Acapulco Scenic Alternative, and Line 3 of the Santiago Metro in Chile

Concessions

•	Includes principally the concessions for the Nuevo Necaxa-Tihuatlán highway (with ICA holding a 50% interest), the Mitla-Tehuantepec highway (60%), the El Realito aqueduct (51%), the Querétaro Aqueduct II (43%), the Lázaro Cárdenas Port operator (5%), and Proactiva Medio Ambiente (49%).

ICA 2Q14 Results	www.ica.com.mx	20/24

Corporate and Other

•	Includes principally Actica (ICA’s interest in the company is 50%) and Los Portales in Peru (50%).

ICA 2Q14 Results	www.ica.com.mx	21/24

Notes and Disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2013, which were also prepared under IFRS.

Other Notes

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2013.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 13.0174 per U.S. dollar as of June 30, 2014, Ps. 13.0652 as of December 31, 2013, and Ps. 13.0235 as of June 30, 2013.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project, as well as to convert foreign debt into domestic currencies. ICA enters into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

ICA 2Q14 Results	www.ica.com.mx	22/24

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by third party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenues are composed of the following:

Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.

Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.

Financial income: is equal to the financial cost that is capitalized in value of the financial asset constructed.

Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

FCG: Facchina Construction Group is a heavy civil construction company, with its main markets in the Washington, D.C. metropolitan area and Florida.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance, construct, establish, operate, and maintain a public means of transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

RCO: Red de Carreteras de Occidente, S.A.B. de C.V. The company’s principal activity is to operate, maintain, conserve, and exploit the highways that make up the FARAC 1 package of tollroads, as well as to construct, operate, maintain, conserve, and exploit the Expansion Works, in accordance with the Concession Agreement with the federal Government, acting through the Ministry of Communications and Transportation.

SPC: Services Provider Contract. Long-term contract for the provision of services to the Ministry of Public Security, which includes the construction and operation of social infrastructure.

ICA 2Q14 Results	www.ica.com.mx	23/24

Analyst coverage

In compliance with the regulations of the Mexican Stock Exchange, the following is the list of analysts that cover ICA’s securities:

•	Actinver - Ramón Ortiz
•	BBVA Bancomer - Francisco Chávez
•	Banorte-Ixe - José Itzamna Espitia
•	Barclays - Pablo Monsivais
•	Bank of America Merrill Lynch - Carlos Peyrelongue
•	Citi - Dan Mcgoey
•	Deutsche Bank - Esteban Polidura
•	GBM - Javier Gayol
•	HSBC - Alexandre Falcao
•	Intercam - Enrique Mendoza
•	Invex - Ana Hernández
•	ITAU - Roberto Barba
•	Monex - Roberto Solano
•	Morgan Stanley - Nikolaj Lippmann
•	Santander - Toe Matsumura
•	UBS - Marimar Torreblanca
•	Vector - Jorge Plácido

This report contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information visit, www.ica.mx/ir.

ICA 2Q14 Results	www.ica.com.mx	24/24

Exhibit Number	Description of Document
99.1	Qualitative and Quantitative Financial Derivative Instruments Report of the Company to the National Banking and Securities Commission, dated July 28, 2014 (English Translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2014	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer

Exhibit 99.1

(Translation) File 151.112.32

NATIONAL BANKING AND SECURITIES COMMISSION

LIC. RAFAEL COLADO IBARRECHE

Chief Supervisor of Issuers

LIC. ANDREA FABIOLA TINOCO H.

Chief Supervisor for Compliance with Stock Market Supervision

Mexico City, July 28th, 2014

RE: 151-2/76211/2009

RODRIGO A. QUINTANA KAWAGE, acting in my capacity as legal representative of Empresas ICA S.A.B. de C.V. (ICA or “the Issuer”) with an address for notifications located at Blvd. Manuel Ávila Camacho No. 36, 15th floor, Col. Lomas de Chapultepec, 11000, Mexico City, Federal District, and being duly registered before the National Banking and Securities Commission (CNBV) respectfully appear and state the following:

On January 20, 2009 I was notified of Order No. 151-2/76211/2009, File 151.112.32 which requested that ICA disclose qualitative and quantitative information regarding ICA’s exposure to financial derivative instruments, whether to increase profitability or to hedge risks, in order to provide investors information that would allow them to understand ICA’s operations with financial derivative instruments.

Based on the foregoing requirement, we state the following:

I. Qualitative and Quantitative Information

i) ICA only contracts hedging instruments in order to reduce the uncertainty on the return on its projects. It is the policy to contract financial instruments at the level of the project in order to mitigate the risks resulting from interest rates and exchange rate fluctuations. From an accounting perspective, the derivative instruments may be classified as hedging instruments or trading instruments, although in all cases the objective is to mitigate risks to which ICA is exposed in its projects. Interest rate hedges are established based on a notional value with the objective to cap maximum financial costs.

Exchange rate hedges are contracted to ensure that the project will have sufficient resources for labor costs and inputs that are incurred in currencies different from those provided by the financing of the project, which is in the same currency as the source of repayment. ICA contracts all derivatives in the subsidiaries where the projects are located.

The contracting of financial derivatives is linked to the financing of projects, as a result of which it is often the case that the counterparty is the same institution that is providing the financing or one of its. These derivatives are non exchange traded (OTC) derivatives.

Our internal control policies state that the contracting of credits (tied to the financing of projects) and the risks inherent in the projects require collaborative analysis by representatives from the Finance, Law, Administration, and Operations areas, prior to any approval. This analysis also includes the use of derivatives to hedge the risks of the financing. Once this analysis has been concluded and documented, the responsibility for contracting derivatives belongs to the Finance area, in accordance with internal control policy.

The hedging instruments are contracted to fix the variable interest rates of the loans. The changes between the fair value of these instruments and the primary positions are compensated at an inverse correlation within a range between 80% and 125%. These instruments are classified as highly effective.

The decision to contract derivative financial instruments is linked to the amount and level of financing for the project. The levels of authorization do not expressly contemplate requiring the authorization of the Corporate Practices or Audit Committees. With respect to approval authorization levels, ICA has documented policies, of which the most important are the following:

▪	The Chief Executive Officer, the Vice President for Finance and Administration, and/or the responsible Finance officer have limits on their authorities to act, whether in terms of amounts or for unusual or non-recurring operations.
▪	The Chief Executive Officer has the authority to establish limits on the approval authorities of other Officers in terms of amounts or kind of operation.

▪	In the event that a higher level of authorization is required, the Board of Directors will make the approval, after considering the opinion of the Chief Executive Officer and/or the applicable Committees.

The derivatives that are contracted do not have margin calls, in accordance with what is negotiated with each counterparty. For those projects that require collateral, the policy is that any required deposits to be made or standby letters of credit be provided at the time of contracting the derivative. This collateral will only be payable in the event of non-compliance.

In accordance with the standards of the International Swaps and Derivatives Association (ISDA), it is agreed that counterparties may act as valuation or calculation agents, in order to determine fair value and required payments.

While there is no formal risk committee, as previously stated various areas participate in the evaluation, administration, and monitoring of project risks (both financial and operational). As regards risk administration, there are documented processes that require the periodic review of risks.

ii) ICA uses the valuations of counterparties (valuation agents) and a price provider authorized by the CNBV in order to calculate the fair value of derivative positions for accounting purposes. The valuations are made using formal, documented methodologies. The calculated values are based on fair value measurements techniques recognized in the financial sector and supported by sufficient, reliable and verifiable information. The data used for the calculations comes from reliable and verifiable sources that reflect market prices.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded in the balance sheet. In addition to the valuations that are received, the pricing provider carries out tests of effectiveness for the derivatives that qualify as hedging instruments from an accounting perspective.

When the transactions comply with all hedging requirements, the Company designates the derivatives as hedging financial instrument at the beginning of the relationship. For fair value hedges, the fluctuation in the fair value of both the derivatives and the open risk position is recognized in results of the period in which it takes place. For cash flow hedges, the effective portions is temporarily recognized in comprehensive income within stockholder’s equity and is subsequently reclassifies to results at the same time that they are affected by the item being hedge; the ineffective portion is recognized immediately in results of the period.

As previously mentioned, occasionally derivatives contracted as hedges do not qualify for accounting treatment as hedging instruments, and are classified as trading derivatives for accounting purposes. In these cases, the fluctuation in fair value on these derivatives is recognized in the results of the period.

iii) ICA has a policy of contracting derivatives instruments at the project level and not contracting instruments that have margin call or additional credit requirements beyond those authorized by the responsible committees at the time of approval. At June 31, 2014 there has been no default on the contracts.

iv) Based on the interest rate and exchange rate projections recently issued by Banco de México, and assuming these rates are maintained, the Issuer does not expect to suffer any material adverse impact from its derivative positions on its results of operations for the third quarter of 2014 as a result of additional changes in the peso or changes in interest rates since June 31, 2014.

In accordance with your request for this section, we set forth below the derivatives that matured during the quarter.

The following were the effects of derivative transactions as of June 25, 2014:

v) Table 1 presents the information requested regarding all material instruments that the Issuer currently has outstanding through project companies, including subsidiaries and affiliates.

II. SENSITIVITY ANALYSIS

The derivatives instruments identified in the table above as hedging derivatives were excluded from the sensitivity analysis because they do not show any ineffectiveness.

Sensitivity analysis was developed considering three scenarios: a) 25 bp reduction in interest rates; b) 50 bp reduction in interest rates; and c) 100 bp reduction in interest rates.

In conclusion, on aggregating the potential losses under the different scenarios described above for the position analyzed, the following results obtain:

Compared to balance sheet concepts and revenues, one can appreciate that under no scenario, is the effect more than 5% of assets, liabilities, or shareholders’ equity as of June 28, 2013, as shown below. The threshold of 3% of revenues is not exceeded under any scenario as well.

In virtue of the foregoing, the undersigned respectfully submits to the National Banking and Securities Commission:

FIRST. I have responded on time and in the appropriate manner, and with the authorities granted to me.

SECOND. I have delivered the information required in your Order No. 151-2/76211/2009.

Mexico City, July 28, 2014

________________________________________

Empresas ICA, S.A.B. de C.V.

By: Rodrigo A. Quintana Kawage

Position: Legal Representative